July 2, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Matthew Crispino Craig Wilson Morgan Youngwood

Re:	Palo Alto Networks, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed on June 8, 2012 File No. 333-180620

Ladies and Gentlemen:

On behalf of Palo Alto Networks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 29, 2012, relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-180620) (“Amendment No. 2”) filed with the Commission on June 8, 2012 (the “Registration Statement”).

We advise the Staff that the Company intends to file via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on July 9, 2012, in order to, among other things, disclose a preliminary price range and incorporate changes to the disclosure in response to the Staff’s comments and as further described herein.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Results of Operations, page 66

1.	Please explain in greater detail why you recorded a benefit from income taxes during the three months ended April 30, 2012 as a result of better than expected income before income taxes and your U.S. federal alternative minimum tax position.

In response to the Staff’s comment, we will revise the disclosure in Amendment No. 3 to explain in greater detail why the Company recorded a benefit from income taxes during the three months ended April 30, 2012 as a result of better than expected income before income taxes and its U.S. federal alternative minimum tax position. Specifically, we intend to replace the last two sentences under “—Quarterly Expense Trends” on page 68 of Amendment No. 2 with the following:

“For the three month period ended April 30, 2012, we recorded a benefit for income taxes due to a decrease in our estimated annual effective tax rate. The decrease in our estimated annual effective tax rate was the result of better than expected income before income taxes for the three month period end April 30, 2012. Our domestic

Securities and Exchange Commission

July 2, 2012

income before income taxes is subject to limited U.S. federal tax at the U.S. federal alternative minimum income tax rate and limited state tax due to our net operating loss carryforwards and other tax attributes. The net impact of an increase in forecasted annual profit before tax without a proportional increase in forecasted annual tax expense resulted in a reduced estimated annual effective tax rate. This reduced estimated annual tax rate applied to our results for the year to date period yielded an overall reduction in our year to date income tax expense. As such, an income tax benefit was recorded during the quarter ended April 30, 2012.”

Contractual Obligations and Commitments, page 70

2.	Tell us what consideration you gave to the inclusion of any liability associated with your unrecognized tax benefit obligation in the table of contractual obligations. We refer you to Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007.

We respectfully advise the Staff that the Company considered whether or not to include liabilities associated with its unrecognized tax benefit obligations in the table of contractual obligations. The unrecognized tax benefit of $2.0 million disclosed in Note 9 to the consolidated financial statements includes $1.9 million of research and development tax credits. These credits do not represent an obligation as the Company has not used them to reduce taxes payable. The Company concluded that the remaining $0.1 million obligation related to unrecognized tax benefits recognized in accordance ASC 740, Income Taxes, was not significant and therefore did not include the amount in the table of contractual obligations and commitments or in footnote to the table. At such time when the obligation amount becomes significant, the Company will disclose the amount in the table or in a footnote to the table.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 74

3.	We note your revised disclosures in response to prior comment 9. Please revise your disclosures to clarify whether the same set of comparable companies were used in all of your relevant valuation estimates prior to your determination of the anticipated initial offering price, including inputs to your stock options, common stock and discount rates.

In response to the Staff’s comment, when we file Amendment No. 3, we will revise the disclosure on pages 75 and 79 of Amendment No. 2 to clarify that, for each valuation period, the Company appropriately considered the relevance of the comparable companies used for valuation estimates, and from time to time, the Company updated the set of comparable companies. For the Staff’s reference, Annex A hereto includes a revised version of the last paragraph on page 75 of Amendment No. 2 reflecting the revised disclosure we intend to include in Amendment No. 3, as well as additional disclosure we intend to include in the description of the fair value of the Company’s common stock in connection with awards granted in January and March 2012 which appears on page 79 of Amendment No. 2.

4.	We note your response to prior comment 10. Please revise your disclosures to explain in greater detail how you adjust the revenue multiples for comparable companies and IPO companies with different business models.

Securities and Exchange Commission

July 2, 2012

Upon further consideration of the Staff’s comment, when we file Amendment No. 3, we will revise the disclosure on pages 75 and 79 in Amendment No. 2 to clarify how the Company considered and determined revenue multiples for comparable companies and IPO companies with different business models. For the Staff’s reference, Annex A hereto includes a revised version of the last paragraph on page 75 of Amendment No. 2 reflecting the revised disclosure we intend to include in Amendment No. 3, as well as additional disclosure we intend to include in the description of the fair value of the Company’s common stock in connection with awards granted in January and March 2012 which appears on page 79 of Amendment No. 2.

5.	Please revise your table on page 76 to disclose the exact grant dates of your awards. In this regard, to the extent the May 2012 award grant date is closer to the June 2012 IPO pricing date than the April 30, 2012 valuation date, please explain in greater detail why you believe it is reasonable to use the April 30, 2012 valuation for purposes of determining the fair value of your common stock underlying the May 2012 awards. Please be advised that we may have additional comments.

In response to the Staff’s comment, we will revise the table on page 76 to disclose the exact grant date of the Company’s awards. For the Staff’s reference, Annex B hereto includes a revised version of the table reflecting the exact grant dates of the Company’s awards. We supplementally advise the Staff that the Company received a valuation report on May 8, 2012 from a third-party valuation firm which determined the fair value of the Company’s common stock on April 30, 2012 to be $20.19. On May 18, 2012, ten days after receiving the valuation report, the Company granted awards. During the 18-day period between April 30, 2012 and May 18, 2012, there was no significant change to the Company’s business or any other significant events impacting the fair value of the Company’s common stock. Accordingly, the Company granted awards on May 18, 2012, with an exercise price of $20.19 and determined that the fair value of its common stock for awards granted on May 18, 2012 to be $20.19 per share. We supplementally advise the Staff that the Company did not engage in any valuation discussions with the underwriters for nearly a month after it granted these awards, and the Company did not have any other information on May 18, 2012, that would cause it to believe that the third-party valuation report it received on May 8, 2012 did not continue to be an appropriate factor for determining the fair value of the common stock for the awards granted on May 18, 2012.

Executive Compensation

Corporate Performance Measures, page 117

6.	We note your response to prior comment 13. As you are not fully complying with the disclosure requirements of Item 402(b) of Regulation S-K, please remove the subheading “Compensation Discussion and Analysis” from page 112.

In response to the Staff’s comment, we will remove the subheading “Compensation Discussion and Analysis” in Amendment No. 3.

Securities and Exchange Commission

July 2, 2012

Consolidated Financial Statements

Note 5 Commitments and Contingencies

Litigation, page F-16

7.	We note your response to prior comment 16. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50.

In response to the Staff’s comment, we will revise the disclosure in Amendment No. 3. Specifically, we intend to add the following disclosure to the end of “—Litigation” in Note 5 to the Company’s Consolidated Financial Statements:

“To the extent there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of such additional loss would be material, we will either disclose the estimated additional loss or state that such an estimate cannot be made. We do not currently believe that it is reasonably possible that additional losses in connection with litigation arising in the ordinary course of business would be material.”

Note 14. Subsequent Events, page F-27

8.	Please revise to disclose the aggregate grant date fair values and vesting terms of the option grants.

In response to the Staff’s comment, we will revise the disclosure in Amendment No. 3 to disclose the aggregate grant date fair values and vesting terms of the option grants. For the Staff’s reference, Annex C hereto includes a revised version of Note 14 to the Company’s Consolidated Financial Statements. We supplementally advise the Staff that we will include the aggregate grant date fair value for the grants in June 2012 in Amendment No. 3.

* * * * *

Securities and Exchange Commission

July 2, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to Jeffrey D. Saper or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon C. Avina
Jon C. Avina

Enclosures

cc (w/encl.):	Mark D. McLaughlin
Steffan C. Tomlinson
Jeffrey C. True, Esq.
Palo Alto Networks, Inc.

Jeffrey D. Saper, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP

Michael D. Bobroff
Ernst & Young LLP

Annex A

Revised disclosure to be included on page 75:

When considering which companies to include in our comparable company analysis, we focused on U.S. based companies in the information technology industry in which we operate. For comparable public companies, we focused on companies that address components of the network security market and networking companies with similar business models of generating revenue from the sale of both products and services, companies with a market capitalization greater than $1 billion, companies with revenue growth rates generally greater than 10%, and companies with net income and positive cash flow from operating activities. In considering companies that have recently completed their IPO, we selected those companies with business models similar to ours. From time to time we updated the set of comparable companies as new or more relevant information became available. For example, over time we removed companies that had been acquired, added companies that had completed initial public offerings, and revised the list of comparable companies when we received new information related to which companies the market may consider most comparable to us. Except as described below under “—January and March 2012,” these changes in comparable companies did not result in a material change in fair value between valuations. At each valuation date we used the latest set of comparable companies for estimating market-based inputs to the valuation of our common stock including the determination of the discount rate used.

Additional disclosure to be included on page 79:

We also added several networking companies with high growth rates to our set of comparable companies based upon new information regarding which companies the market may consider most comparable to us. As a result, the set of comparable companies utilized in the valuation had a slightly higher multiple. The remaining increase in the fair value of our common stock during this period was primarily related to this adjustment to the set of comparable companies.

Annex B

Grant Date	Number of Awards Granted	Exercise Price	Fair Value Per Share of Common Stock
February 22, 2011	506,200	$5.39	$6.62
February 28, 2011	1,000	5.39	6.62
March 31, 2011	797,575	5.39	7.23
May 26, 2011	245,000	7.84	7.84
May 31, 2011	2,000	7.84	7.84
June 11, 2011	65,000	7.84	8.82
July 8, 2011	358,250	7.84	9.80
September 30, 2011	2,855,734	10.77	10.77
December 20, 2011	1,343,500	12.45	12.45
March 6, 2012	1,471,800	15.50	15.50
April 18, 2012	267,500	18.59	18.59
May 18, 2012	743,500	20.19	20.19
June 5, 2012	815,500	20.19

Annex C

Revised version of Note 14 to the Company’s Consolidated Financial Statements:

14.	Subsequent Events

In May 2012, we granted 743,500 options to employees with an exercise price of $20.19 per share with a grant date fair value of $8,207,000. These options vest over a four year service period.

In June 2012, we granted 815,000 options to employees with an exercise price of $20.19 per share with a grant date fair value of $        . These options vest over a four year service period.